
02041201


RECD S.E.C.
JUN 18 2002

P.E.
6-3-02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June 2002

GRUPO FINANCIERO GALICIA S.A.
Galicia Financial Group S.A.
(Translation of registrant's name into English)
Tte. Gral. Juan D. Perón 456
(1038) Buenos Aires, Argentina

(Address of principal executive offices)

FORM 6-K

Commission File No. 0-30852

Month Filed	Event and Summary	Document
June 2002	Proxy for Shareholders' Meeting of Grupo Financiero Galicia S.A. ("Grupo Galicia") scheduled on June 3, 2002 in Spanish with English translation.	1
June 2002	Results of Shareholders' Meeting of Grupo Galicia held on June 3, 2002.	2
June 2002	Press Release, dated June 10, 2002, regarding the announcement of a new Board of Directors for Banco de Galicia y Buenos Aires S.A. ("Banco Galicia")	3
June 2002	Press Release, dated June 13, 2002, announcing that Banco Galicia has initiated a foreign debt restructuring process.	4
June 2002	Press Release, dated June 13, 2002, announcing that Banco Galicia Uruguay has developed a rescheduling proposal for 100% of its deposits.	5

1

Resumen de las propuestas para la aprobación de los distintos puntos del Orden del día de la Asamblea Ordinaria a celebrarse el 03-06-02.

1° Designación de dos accionistas para firmar el acta.
Se propondrá a la asamblea que sean designados el Dr. Jorge Alberto Losicer y el Dr. Arturo Santillán.

2) Razones de la convocatoria fuera de término
La Asamblea fue convocada fuera del término establecido en las normas legales aplicables en razón de que las recientes medidas económicas dispuestas a partir del 1° de Enero de 2002 determinaron que diversos organismos dictaran nuevas reglas para la confección de sus estados contables. En particular, la sociedad controlada Banco de Galicia y Buenos Aires SA, que constituye el principal activo de nuestra sociedad, debió adecuar la información al 31/12/2001 a las normas dictadas por el Banco Central de la República Argentina. Ello fue consecuencia de que los hechos de público conocimiento afectaron principalmente al sector financiero, lo cual originó que el ente regulador, a la vez que tardó en dar las últimas definiciones, con carácter de excepción otorgó prórrogas a las entidades financieras para que éstas cumplan con las presentaciones correspondientes. Ello tuvo natural reflejo en la preparación de los Estados Contables de nuestra sociedad, que fue autorizada por la Comisión Nacional de Valores para ajustarse a los tiempos establecidos para las entidades financieras.

Se propondrá a la asamblea que apruebe este informe.

3) Consideración de la situación de la sociedad controlada Banco de Galicia y Bs.As. S.A.. Posición a adoptar por Grupo Financiero Galicia S.A. sobre algunas materias a ser tratadas en la próxima asamblea de Banco de Galicia y Bs.As. S.A.
Se propondrá a la asamblea que oído el informe del Directorio sobre la situación de la sociedad controlada Banco de Galicia y Buenos Aires SA y sobre las sociedades controladas por ésta, se instruya al representante de Grupo Financiero Galicia SA que concurra a la Asamblea General de Accionistas de Banco de Galicia y Buenos Aires SA a celebrarse el día 6 de Junio de 2002 para que vote del siguiente modo:

a. Al tratar el punto 3° del Orden del Día, relativo al Balance General y demás documentación correspondiente al ejercicio iniciado el 1° de Julio de 2001 y finalizado el 31 de Diciembre, votar por la aprobación de tales documentos.

b. Al tratar el punto 4° del Orden del Día, que se refiere a la Aprobación de la gestión del Directorio y de la Comisión Fiscalizadora, atentas las explicaciones oídas, votar por la aprobación de la gestión del Directorio y de la Comisión Fiscalizadora.

c. Al tratar el punto 5° del Orden del Día, referido a la Remuneración de la Comisión Fiscalizadora, votar favorablemente la propuesta de pagarle la suma de $ 135.000-

d. Al tratar el punto 6° del Orden del Día, referido a la asignación de funciones rentadas conforme a lo dispuesto en el Art. 25, inc. 2°, del Estatuto Social de Banco de Galicia, a las remuneraciones imputadas a gastos generales y a la consideración de las remuneraciones al directorio por funciones técnico-administrativas y comisiones especiales, en exceso del límite del 5 % previsto en el Art. 261 de la Ley de Sociedades Comerciales, votar por la aprobación de la remuneración total al directorio de $ 1.328.067., lo cual implica un exceso de $ 391.002.

e. Al tratar el punto 7° del Orden del Día, referido a la distribución de utilidades, a las restricciones impuestas por el Banco Central de la República Argentina, y a la formación de una reserva facultativa en los términos del Art. 70 de la Ley de Sociedades Comerciales, votar a favor de la no distribución de utilidades en Banco de Galicia y Buenos Aires SA, y por considerarlo razonable y prudente atentas las presentes condiciones del mercado, votar a favor de la formación de una reserva facultativa por una suma cercana a los Resultados Acumulados en Banco de Galicia, autorizando al Directorio a imputar contra esa reserva cualquier eventual pérdida que se produzca en el futuro en dicha sociedad.

f. Al tratar el punto 8° del Orden del Día, referido a la fijación de los incentivos remuneratorios previstos en el Art. 39°, inc. 2°, del Estatuto Social de Banco de Galicia, votar por criterios similares a los aprobados en la última asamblea, dejando librado al Directorio de Grupo Financiero Galicia SA la determinación de detalle de los parámetros involucrados.

g. Al tratar el punto 9° del Orden del Día, referido a la renuncia de algunos Directores del Banco, a la fijación del número de Directores de Banco de Galicia y al reordenamiento de los plazos de duración de dichos Directores, votar por la aprobación de la renuncia y por agradecerle a los señores Directores los servicios prestados, votar por la fijación en seis del número de titulares, renovables por mitades, y votar por candidatos cuya mayoría sean los más altos funcionarios de carrera del Banco.

h. Al tratar el punto 10° del Orden del Día, votar a favor de que los directores que cumplen funciones ejecutivas, sean puestos en relación de dependencia respecto del Banco.

i. Al tratar el punto 11° del Orden del Día, votar por la renovación parcial del elenco de Síndicos Titulares.

j. Votar favorablemente las propuestas relativas a remuneración del Contador Certificante, la renovación de la designación del Contador Certificante , y las prórrogas de los Programas Globales de Emisión de Obligaciones Negociables.

Se deja especial constancia de que las propuestas precedentes fueron aprobadas por el Directorio de Grupo Financiero Galicia SA en sesión celebrada el día 8 de Mayo de 2002, con la presencia del señor Director Titular Marcel Tonini, y de los señores Directores Suplentes señores ...., ..., ..., ... y ...., quienes actuaron por haberse excusado de intervenir los señores Directores Titulares Eduardo Escasany, Abel Ayerza, Federico Braun, Eduardo Zimmermann y José Petrocelli en razón de revestir o haber revestido la calidad de Director de Banco de Galicia y Buenos Aires SA y de la naturaleza de las materias sobre las que versan las propuestas.

4) Consideración del Balance General, Estado de Resultados y demás documentos previstos en el artículo 234 inciso 1° de la Ley de Sociedades, Memoria e Informe de la Comisión Fiscalizadora correspondientes al 3° ejercicio finalizado el 31 de Diciembre de 2001.

Se propondrá a la asamblea su aprobación tal como han sido presentados.

5) Aprobación de la gestión del Directorio y de la Comisión Fiscalizadora.

Algunos accionistas han manifestado que propondrán a la asamblea la aprobación de la gestión del Directorio y de la Comisión Fiscalizadora.

6) Remuneración del Directorio y Comisión Fiscalizadora

Se propondrá a la asamblea que la remuneración del Directorio se fije en $ 60.000.- y la remuneración de la Comisión Fiscalizadora se fije en $ 60.000.-

7) Tratamiento de los Resultados. Formación de la Reserva Facultativa en los términos del artículo 70 de la Ley de Sociedades Comerciales.

Se propondrá a la Asamblea que las utilidades del ejercicio se distribuyan de la siguiente forma:

A Reserva Legal	$6.002.836.-
A Reserva Facultativa	$115.000.000.-

El fundamento de tal propuesta es que en octubre de 2001, Grupo Financiero Galicia S.A. cobró dividendos por $53,3 millones, provenientes de la distribución efectuada por el Banco de Galicia y Buenos Aires S.A. De dicho monto, se ha producido la inmovilización de U$S46 millones en Banco Galicia Uruguay S.A., lo que afecta las posibilidades de financiamiento de la sociedad.

Por otra parte, por decisión del Banco Central, el Banco Galicia se encuentra imposibilitado, mientras dure la asistencia financiera de dicho Banco Central, para distribuir dividendos y realizar aportes a sus controladas, lo cual afecta, entre otras, a aquellas participaciones en las cuales el Grupo es socio del Banco.

Una parte sustancial de la utilidad del ejercicio, está determinada por el reflejo de los resultados de la sociedad controlada Banco Galicia, es decir, no corresponde a un flujo de fondos percibidos del Banco Galicia, por lo que no resulta razonable dejar esos montos en una cuenta de resultados acumulados que podría dar lugar a creer que en futuras asambleas esos montos podrían llegar a ser distribuibles, cuando en realidad esto último sólo podría concretarse mediante la enajenación de acciones de la sociedad controlada, lo cual importaría un contrasentido. El resto de los activos líquidos de Grupo Financiero Galicia S.A. que están colocados en la Argentina, se reservan debido a que la sociedad debe hacer frente a sus gastos operativos, como así también al cumplimiento de los aportes previstos de acuerdo a los planes de inversión en sus empresas controladas y a la eventualidad de realizar aportes al Banco Galicia.

Considerando todo lo anterior, el Directorio ha decidido proponer a la Asamblea de Accionistas no distribuir dividendos en efectivo correspondientes al ejercicio 2001 y constituir una Reserva Facultativa por $ 115.000.000.

De resultar aprobado el proyecto que antecede por la Asamblea de Accionistas, el capital, los aportes no capitalizados y las reservas ascenderían a $ 1.408.481.549,28.

8) Toma de razón de la renuncia de algunos señores Directores. Determinación del número de Directores Titulares y Suplentes y elección de los mismos hasta completar el número fijado por la Asamblea. Fijación de la duración de sus funciones a los fines de lo dispuesto en el punto e. del artículo 13 del Estatuto Social.

Se informa la renuncia presentada por los Directores Titulares Sres. Eduardo J. Escasany y Jose H. Petrocelli por razones personales. Se propondrá a la Asamblea fijar en seis el número de Directores Titulares y en cuatro el número de Directores Suplentes. Dado que vencen los cargos correspondientes a los Directores Titulares Sres. Federico Braun y Eduardo J. Zimmermann y también vencen los cargos correspondientes a los todos los Directores Suplentes, algunos accionistas anunciaron que propondrán como Directores Titulares a los Sres. Federico Braun, Eduardo J. Zimmermann, Antonio Garcés y Silvestre Vila Moret. Asimismo, se propondrá la renovación de los cargos de los Directores Suplentes, Sres. Alejandro Rojas Lagarde, Francisco J. Olivero y Luis Sila Monsegur, y de la Sra. María Ofelia Hordeñana de Escasany. En particular, se ha expresado que la propuesta de elegir como Director al Sr. Antonio Garcés obedece a que en la nueva composición de los Directorios ningún Director de Grupo Financiero Galicia SA permanecerá en el Directorio de la sociedad controlada Banco de Galicia y Buenos Aires SA, por lo que se ha evaluado la conveniencia de que sea llamado a integrar el Directorio de Grupo Financiero Galicia SA un director y funcionario de larga trayectoria en Banco de Galicia y Buenos Aires SA, como es el citado Sr. Garcés, para mantener un contacto fluido con este último y contar con un representante suyo a la hora de la fijación de estrategias de nuestra sociedad.

9)Elección de tres Síndicos Titulares y tres Síndicos Suplentes por un año.

Accionistas de la sociedad han manifestado que se propondrá a la asamblea que sean designados como Síndicos Titulares al Cdor Luis O. Oddone, y a los Dres. Adolfo Melián y Miguel C. Maxwell, y como Síndicos Suplentes a los Dres. Miguel R. Armando, Alejandro H. Massa y Jorge Di Belli.

10) Remuneración del Contador certificante de los Estados Contables del Ejercicio 2001 y designación de Contadores Certificantes titular y suplente de los Estados Contables del Ejercicio 2002.

Se propondrá a la Asamblea que la remuneración del Contador Certificante de los Estados Contables del Ejercicio 2001 se fije en la suma de $ 29.040.- y se propondrá como Contadores Certificantes titular y suplente al Cdor. Ignacio Javier Casas Rúas y al Dr. Ignacio Abel Gonzalez García respectivamente del Estudio Pricewaterhouse Coopers Hartenek, Lopez y Cía..

11) Autorización al Directorio para adoptar cursos de acción en relación a un crédito contra Banco Galicia Uruguay SA, incluyendo su eventual capitalización y/o cesión.

Se propondrá a la Asamblea que teniendo en cuenta que la deudora es una sociedad cien por ciento de la sociedad controlada Banco de Galicia y Buenos Aires SA, autorizar al Directorio de Grupo Financiero Galicia SA a que, en relación al crédito de que esta sociedad es titular contra Banco Galicia Uruguay SA, siga el curso de acción que estime más adecuado, incluidos, si lo estima adecuado, la capitalización de ese crédito a cambio de acciones de esta última sociedad, o la cesión del crédito a Banco de Galicia y Buenos Aires SA, u otra solución que estime convenir, en ambos casos, por los valores que se convengan y que se ajusten al valor real de los mismos.

Proposal summary for the approval of several points of the Agenda of the Ordinary Shareholders' Meeting to be held on June 3, 2002.

1. Appointment of two shareholders to sign the minutes.

   A proposal shall be submitted to the Shareholders' Meeting in order to appoint Dr. Jorge Alberto Losicer and Dr. Arturo Santillán.

2. Reasons to hold the shareholders' meeting not in due time.

   The Shareholders' Meeting was arranged not within the terms set forth by legal regulations because the new rules for the preparation of financial statements that have been implemented, as a consequence of the new economic measures issued since January 1st, 2002. In particular, our controlled company Banco Galicia, which is our largest asset, needed to adjust its data as of December 31, 2001. This requirement was pursuant to Argentine Central Bank rules as a result of the events affecting the financial sector, which are publicly known. Therefore, said entity, which delayed to implement such rules, granted exceptional extensions in order to comply with the corresponding presentations. This was reflected in the preparation of our company's financial statements, which was authorized by the Comisión Nacional de Valores to be adjusted to the timetable established for financial entities.

   A proposal shall be submitted to the Shareholders' Meeting in order to approve this report.

3. Examination of the situation of our controlled company Banco de Galicia y Bs.As. S.A. Grupo Financiero Galicia S.A.'s position to be adopted over some issues to be dealt with on Banco de Galicia y Bs.As. S.A's next meeting.

   A proposal shall be submitted to the Shareholders' Meeting that once it has been heard the Board of Directors' report on the situation of our controlled company Banco de Galicia y Buenos Aires SA and on the companies controlled by the latter, the representative of Grupo Financiero Galicia SA should be given instructions to attend Banco de Galicia y Buenos Aires SA's Ordinary Shareholders' Meeting to be held on June 6, 2002, so that he can vote as follows:

   a. When dealing item 3° of the Agenda regarding the Statement of Financial Condition and other documentation corresponding to fiscal year started on July 1, 2001 and ended on December 31, 2001; he should vote in favor of said documents.

b. When item 4° of the Agenda is being dealt with, regarding the approval of actions of the Board of Directors and of the Syndics' Committee, he should vote in favor of said actions, once the corresponding explanations have been heard.

c. When item 5° of the Agenda is being dealt with, referring to the compensation of the Syndics' Committee, he should vote in favor of the proposal to pay the amount of Ps 135,000.-

d. When dealing with item 6° of the Agenda, regarding the following issues: the establishment of paid functions pursuant to regulations set forth in Section 25, sub-section 2° of Banco Galicia's Corporate By-Laws, the compensation charged to general expenses, and the compensation of the Board of Directors for its technical and administrative services and functions in special committees in excess of the 5% limit set forth in Section 261 of the Law Governing Commercial Companies; our representative should vote in favor of the approval of a total compensation of Ps. 1,328,067 for the Board of Directors, which implies an excess of Ps. 391,002.

e. When item 7° of the Agenda is being dealt with, regarding the distribution of profits, the restrictions imposed by the Argentine Central Bank, and the constitution of a discretional reserve under regulations set forth in Section 70 of the Law Governing Commercial Companies; he should vote in favor of the non-distribution of profits in Banco de Galicia y Buenos Aires SA. For being reasonable and prudent taking into account the current market conditions, he should also vote in favor of a constitution of a discretional reserve for an amount very similar to Banco Galicia's Retained Earnings. Therefore, the Board of Directors should be authorized to charge any possible loss that such company may suffer in the future to said reserve.

f. When dealing with item 8° of the Agenda, with respect to the determination of the incentive compensation provided in Section 39°, sub-section 2° of Banco Galicia's By-Laws, he should vote in favor of a criteria similar to those approved in the last Meeting, thus leaving at Grupo Financiero Galicia SA's Board of Directors discretion the specific determination of the parameters involved.

g. When item 9° of the Agenda is being dealt with, regarding the resignation of some of the Bank's directors, the determination of the number of Banco Galicia's directors, and the re-arrangement of said directors' terms of office; our representative should vote in favor of the approval of said resignations and express our gratitude to said directors for their services rendered. He should also vote in favor of the determination of six directors, to be renewed by halves, and also in favor of candidates who have the highest seniority rank at the Bank as officers.

h. When item 10° of the Agenda is being dealt with, he should vote in favor of the action that those directors being officers, perform their functions as employees of the Bank.

i. When dealing with item 11° of the Agenda, he should vote in favor of the partial renewal of Syndics.

j. Our representative should vote in favor of the proposals related to compensation of the accountant who certify the Financial Statements, the renewal of the appointment of the accountant to certify the Financial Statements, and the extensions of Global Programs for Issuing Negotiable Obligations.

It should be especially noted that the foregoing proposals were approved by the Board of Directors of Grupo Financiero Galicia SA in their meeting held on May 8th, 2002, with the presence of director Marcel Tonini and alternate directors ...., ..., ..., ... and .... The latter attended said meeting due to the abstaining of the following directors: Eduardo Escasany, Abel Ayerza, Federico Braun, Eduardo Zimmermann and José Petrocelli, since they act or acted in their capacity of Banco de Galicia y Buenos Aires SA's directors, and due to the nature of the issues dealt on the mentioned proposals.

4. Examination of the Statement of Financial Condition, Income Statement and other documents as set forth by Article 234, Subsection 1, of the Business Corporations Law, Annual Report and Report of the Syndics' Committee for the 3rd. fiscal year ended December 31, 2001.

   A motion shall be moved for the Shareholders' Meeting to approve such documents as submitted.

5. Approval of actions of the Board of Directors and of the Syndics' Committee.

   Some shareholders stated that will propose to the Shareholders' Meeting to approve the performance of the Board of Directors and Syndics' Committee.

6. Compensation of the Board of Directors and Syndics' Committee.

   A proposal shall be submitted to the Shareholders' Meeting so that the compensation of the Board of Directors and Syndics' Committee be fixed in the sum of Ps. 60,000 and Ps. 60,000, respectively.

7. Treatment to be given to Income. Constitution of the Discretional Reserve pursuant to regulations set forth in Section 70 of the Law Governing Commercial Companies.

A proposal shall be submitted to the Shareholders' Meeting in order to distribute the profits of the fiscal year as follows:

To the Statutory Reserve Fund	Ps.6,002,836.00.-
To Discretional Reserve	Ps.115,000,000.00.-

The essence of this proposal is that in October 2001, Grupo Financiero Galicia S.A. received dividends for the amount of Ps.53.3 millions from the distribution performed by Banco Galicia y Buenos Aires S.A. Ps.46 millions out of such amount have been locked-up in Banco Galicia Uruguay S.A.; thus affecting Grupo Financiero Galicia S.A.'s financing capacity.

Moreover, due to a decision taken by the Central Bank, Banco Galicia is prohibited from paying any cash dividends or making any capital contributions to its affiliates for so long as the Central Bank's financial assistance is outstanding. This situation has a direct impact, among others, on Grupo Financiero Galicia S. A.'s interests where the company is a Banco Galicia's partner.

A substantial part of the profits of this fiscal year is determined by a reflection of Banco Galicia's income, that is, it does not correspond to cash flows received by the Bank. Therefore, it does not seem reasonable to recognize those amounts in a retained earnings account, which could lead to the belief that those amounts could be distributed in future Shareholders' Meetings. In fact, the latter could only be materialized by means of a sale of the controlled company's shares, which would entail a contradiction. The remaining Grupo Financiero Galicia S.A's. liquid assets placed in Argentina are being reserved due to the fact that the company has to face its operating expenses. It also must comply with its capital contributions stated according to the investments plans in its controlled companies as well as with the possibility of making capital contributions to Banco Galicia.

Taking all these circumstances into account, Grupo Financiero Galicia S. A.'s Board of Directors has resolved to propose the Shareholders Meeting not to pay any cash dividends corresponding to fiscal year 2001, and to constitute a Discretional Reserve for the amount of Ps.115,000,000.

Upon approval of the aforementioned proposal by the Shareholders Meeting, capital, non-capitalized contributions and reserves will rise to Ps.1,408,481,549.28.

8. Discussion over resignation of some Directors. Determination of the number of directors and alternate directors and their election until reaching the number

established by the Shareholders Meeting. Determination of their functions' terms of office pursuant to regulations set forth in section 13 of the Bylaws.

We hereby inform about the resignations of directors Eduardo J. Escasany and Jose H. Petrocelli due to personal reasons. A proposal shall be submitted to the Shareholders' Meeting that the number of directors be six and the number of alternate directors be four. Since terms of office of the directors Federico Braun and Eduardo J. Zimmermann are about to end, as well as those of all alternate directors, some shareholders stated that will propose the following directors: Federico Braun, Eduardo J. Zimmermann, Antonio Garcés and Silvestre Vila Moret. Furthermore, for the renewal of alternate directors, Mr. Alejandro Rojas Lagarde, Francisco J. Olivero, Luis Sila Monsegur, and Mrs. María Ofelia Hordeñana de Escasany will be proposed to act in said capacity. Particularly, it has been stated that the proposal to appoint Mr. Antonio Garcés as director is due to the fact that in the new Board of Directors' composition, no director of Grupo Financiero Galicia S. A. shall remain in such capacity in the Board of Directors of our controlled company Banco de Galicia y Buenos Aires S. A. Therefore, we have assessed the possibility to form Grupo Financiero Galicia's Board of Directors with a director and officer who has an acknowledged experience in Banco de Galicia y Buenos Aires S. A such as Mr. Garcés, so that we can have a fluid contact with the latter and we also have a Bank's representative when establishing our company's strategies.

9. Election of three regular syndics and three alternate syndics for one-year term of office.

Some shareholders stated that will propose to the Shareholders' Meeting to appoint Luis O. Oddone, Adolfo Melián and Miguel C. Maxwell as syndics, and Miguel R. Armando, Alejandro H. Massa and Jorge Di Belli as alternate syndics.

10. Compensation of the accountant who certify the Financial Statements for the fiscal year 2001 and designation of the accountant and alternate accountant to certify the Financial Statements for the fiscal year 2002.

A motion shall be moved before the Shareholders' Meeting in order to fix the compensation of the accountant who certify the Financial Statements for the fiscal year 2001 in the sum of Ps. 29,040 and to appoint accountant Ignacio Javier Casas Rúas and Dr. Ignacio Abel González García, of Pricewaterhouse Coopers Hartenek, López y Cía., to act as Regular and Alternate Accountant, respectively.

11. Approval to take action with respect to deposits in Banco Galicia Uruguay SA, including its possible capitalization and/or transfer of rights.

Taking into account that the debtor company is a wholly-owned company by our controlled company Banco de Galicia y Buenos Aires SA, a proposal shall be submitted to the Shareholders' Meeting to authorize Grupo Financiero Galicia SA.'s Board of Directors to take the course of action that it may deem more appropriate with respect to deposits placed in Banco Galicia Uruguay SA. This solution may consist of such deposits' capitalization in exchange for shares of the latter company, or the transfer of said deposits to Banco de Galicia y Buenos Aires SA, or any other course of action that it may deem appropriate. In both cases, for the amounts agreed and adjusted to their actual value.

(2)

Grupo Financiero | **Galicia**

RESULTS OF THE SHAREHOLDERS' MEETING

The ordinary Shareholders' meeting held on June 3, 2002, at 12:00 AM, at Tte. Gral. Juan D. Peron 525, 10th Floor, Buenos Aires, registered the following results:

1. Appointment of two shareholders to sign the minutes.

Dr. Jorge Alberto Losicer and Dr. Arturo Santillán were appointed after the following voting results.

Affirmative votes	1,900,068,097	99.47%
Abstentions	10,130,565	0.53%
Negative votes	2,200	0.00%

2. Reasons to hold the shareholders' meeting not in due time.

The Shareholders' Meeting was arranged not within the terms set forth by legal regulations because the new rules for the preparation of financial statements that have been implemented, as a consequence of the new economic measures issued since January 1st, 2002. In particular, our controlled company Banco Galicia, which is our largest asset, needed to adjust its data as of December 31, 2001. This requirement was pursuant to Argentine Central Bank rules as a result of the events affecting the financial sector, which are publicly known. Therefore, said entity, which delayed to implement such rules, granted exceptional extensions in order to comply with the corresponding presentations. This was reflected in the preparation of our company's financial statements, which was authorized by the Comisión Nacional de Valores to be adjusted to the timetable established for financial entities.

This report was approved after the following results.

Affirmative votes	1,900,071,097	99.47%
Abstentions	10,125,565	0.53%
Negative votes	4,000	0.00%

3.a. Examination of the situation of our controlled company Banco de Galicia y Bs.As. S.A.

Once it has been heard the Board of Directors' report on the situation of our controlled company Banco de Galicia y Buenos Aires SA and on the companies controlled by the latter, voting results were as follows.

Affirmative votes	1,899,097,777	99.42%
Abstentions	10,132,565	0.53%
Negative votes	970,520	0.05%

3.b. Grupo Financiero Galicia S.A.'s position to be adopted over some issues to be dealt with on Banco de Galicia y Bs.As. S.A's next meeting.

The representative of Grupo Financiero Galicia SA should be given instructions to attend Banco de Galicia y Buenos Aires SA's Ordinary Shareholders' Meeting to be held on June 6, 2002, so that he can vote as follows:

a. When dealing item 3° of the Agenda regarding the Statement of Financial Condition and other documentation corresponding to fiscal year started on July 1, 2001 and ended on December 31, 2001; he should vote in favor of said documents.

b. When item 4° of the Agenda is being dealt with, regarding the approval of actions of the Board of Directors and of the Syndics' Committee, he should vote in favor of said actions, once the corresponding explanations have been heard.

c. When item 5° of the Agenda is being dealt with, referring to the compensation of the Syndics' Committee, he should vote in favor of the proposal to pay the amount of Ps 135,000.-

d. When dealing with item 6° of the Agenda, regarding the following issues: the establishment of paid functions pursuant to regulations set forth in Section 25, sub-section 2° of Banco Galicia's Corporate By-Laws, the compensation charged to general expenses, and the compensation of the Board of Directors for its technical and administrative services and functions in special committees in excess of the 5% limit set forth in Section 261 of the Law Governing Commercial Companies; our representative should vote in favor of the approval of a total compensation of Ps. 1,328,067 for the Board of Directors, which implies an excess of Ps. 391,002.

e. When item 7° of the Agenda is being dealt with, regarding the distribution of profits, the restrictions imposed by the Argentine Central Bank, and the constitution of a discretional reserve under regulations set forth in Section 70 of the Law Governing Commercial Companies; he should vote in favor of the non-distribution of profits in Banco de Galicia y Buenos Aires SA. For being reasonable and prudent taking into account the current market conditions, he should also vote in favor of a constitution of a discretional reserve for an amount very similar to Banco Galicia's Retained Earnings. Therefore, the

Board of Directors should be authorized to charge any possible loss that such company may suffer in the future to said reserve.

f. When dealing with item 8° of the Agenda, with respect to the determination of the incentive compensation provided in Section 39°, sub-section 2° of Banco Galicia's By-Laws, he should vote in favor of a criteria similar to those approved in the last Meeting, thus leaving at Grupo Financiero Galicia SA's Board of Directors discretion the specific determination of the parameters involved.

g. When item 9° of the Agenda is being dealt with, regarding the resignation of some of the Bank's directors, the determination of the number of Banco Galicia's directors, and the re-arrangement of said directors' terms of office; our representative should vote in favor of the approval of said resignations and express our gratitude to said directors for their services rendered. He should also vote in favor of the determination of six directors, to be renewed by halves, and also in favor of candidates who have the highest seniority rank at the Bank as officers.

h. When item 10° of the Agenda is being dealt with, he should vote in favor of the action that those directors being officers, perform their functions as employees of the Bank.

i. When dealing with item 11° of the Agenda, he should vote in favor of the total renewal of Syndics.

j. Our representative should vote in favor of the proposals related to compensation of the accountant who certify the Financial Statements, the renewal of the appointment of the accountant to certify the Financial Statements, and the extensions of Global Programs for Issuing Negotiable Obligations.

It should be especially noted that the foregoing proposals were approved by the Board of Directors of Grupo Financiero Galicia SA in their meeting held on May 8th, 2002, with the presence of director Marcel Tonini and alternate directors Mr. Alejandro Rojas Lagarde, Francisco J. Olivero, Luis Sila Monsegur, and Mrs. María Ofelia Hordeñana de Escasany. The latter attended said meeting due to the abstaining of the following directors: Eduardo Escasany, Abel Ayerza, Federico Braun, Eduardo Zimmermann and José Petrocelli, since they act or acted in their capacity of Banco de Galicia y Buenos Aires SA's directors, and due to the nature of the issues dealt on the mentioned proposals.

The voting results were as follows:

Affirmative votes	1,866,049,415	97.69%
Abstentions	33,241,999	1.74%
Negative votes	10,909,398	0.57%

4. Examination of the Statement of Financial Condition, Income Statement and other documents as set forth by Article 234, Subsection 1, of the Business Corporations Law, Annual Report and Report of the Syndics' Committee for the 3rd. fiscal year ended December 31, 2001.

Such documents were approved as submitted with the following voting results:

Affirmative votes	1,887,459,740	98.81%
Abstentions	12,799,044	0.67%
Negative votes	9,941,078	0.52%

5. Approval of actions of the Board of Directors and of the Syndics' Committee.

The performance of the Board of Directors and Syndics' Committee was approved according to the voting results as follows:

Affirmative votes	1,864,188,153	97.59%
Abstentions	36,070,631	1.89%
Negative votes	9,941,078	0.52%

6. Compensation of the Board of Directors and Syndics' Committee.

The compensation of the Board of Directors and Syndics' Committee was fixed in the sum of Ps. 60,000 and Ps. 60,000, respectively.
The voting results was as follows:

Affirmative votes	1,884,633,108	98.66%
Abstentions	15,614,326	0.82%
Negative votes	9,952,428	0.52%

7. Treatment to be given to Income. Constitution of the Discretional Reserve pursuant to regulations set forth in Section 70 of the Law Governing Commercial Companies.

It was approved the following distribution of profits:

To the Statutory Reserve Fund	Ps.6,002,836.00.-
To Discretional Reserve	Ps.115,000,000.00.-

The essence of this proposal is that in October 2001, Grupo Financiero Galicia S.A. received dividends for the amount of Ps.53.3 millions from the distribution performed by Banco Galicia y Buenos Aires S.A. Ps.46 millions out of such amount have been locked-up in Banco Galicia Uruguay S.A.; thus affecting Grupo Financiero Galicia S.A.'s financing capacity.

Moreover, due to a decision taken by the Central Bank, Banco Galicia is prohibited from paying any cash dividends or making any capital contributions to its affiliates for so long as the Central Bank's financial assistance is outstanding. This situation has a direct impact, among others, on Grupo Financiero Galicia S. A.'s interests where the company is a Banco Galicia's partner.

A substantial part of the profits of this fiscal year is determined by a reflection of Banco Galicia's income, that is, it does not correspond to cash flows received by the Bank. Therefore, it does not seem reasonable to recognize those amounts in a retained earnings account, which could lead to the belief that those amounts could be distributed in future Shareholders' Meetings. In fact, the latter could only be materialized by means of a sale of the controlled company's shares, which would entail a contradiction. The remaining Grupo Financiero Galicia S.A's. liquid assets placed in Argentina are being reserved due to the fact that the company has to face its operating expenses. It also must comply with its capital contributions stated according to the investments plans in its controlled companies as well as with the possibility of making capital contributions to Banco Galicia.

Taking all these circumstances into account, Grupo Financiero Galicia S. A.'s Board of Directors has resolved to propose the Shareholders Meeting not to pay any cash dividends corresponding to fiscal year 2001, and to constitute a Discretional Reserve for the amount of Ps.115,000,000.

Capital, non-capitalized contributions and reserves will rise to Ps.1,408,481,549.28.

Voting results were as follows:

Affirmative votes	1,887,448,390	98.81%
Abstentions	12,805,394	0.67%
Negative votes	9,941,078	0.52%

8.a. Discussion over resignation of some Directors. Determination of the number of directors and alternate directors.

We informed about the resignation of director Jose H. Petrocelli due to personal reasons. The number of directors was set at six and the number of alternate directors at four.

Voting results were as follows:

Affirmative votes	1,900,053,747	99.47%
Abstentions	10,139,115	0.53%
Negative votes	2,000	0.52%

8.b. Election of directors and alternate directors until reaching the number established in the above mentioned point. Determination of their functions' terms of office pursuant to regulations set forth in section 13 of the Bylaws.

Since terms of office of the directors Eduardo J. Escasany, Federico Braun and Eduardo J. Zimmermann were about to end, as well as those of all alternate directors, some shareholders stated that proposed the following directors: Federico Braun, Eduardo J. Zimmermann, Antonio Garcés and Silvestre Vila Moret. Furthermore, for the renewal of alternate directors, Mr. Alejandro Rojas Lagarde, Francisco J. Olivero, Luis Sila Monsegur, and Mrs. María Ofelia Hordeñana de Escasany were proposed to act in said capacity. Particularly, it has been stated that the proposal to appoint Mr. Antonio Garcés as director was due to the fact that in the new Board of Directors' composition, no director of Grupo Financiero Galicia S. A. should remain in such capacity in the Board of Directors of our controlled company Banco de Galicia y Buenos Aires S. A. Therefore, we have assessed the possibility to form Grupo Financiero Galicia's Board of Directors with a director and officer who has an acknowledged experience in Banco de Galicia y Buenos Aires S.A such as Mr. Garcés, so that we can have a fluid contact with the latter and we also have a Bank's representative when establishing our company's strategies. Voting results were as follows:

Affirmative votes	1,879,610,792	98.40%
Abstentions	30,579,870	1.60%
Negative votes	4,200	0.00%

9. Election of three regular syndics and three alternate syndics for one-year term of office.

It was approved the appointment of Luis O. Oddone, Adolfo Melián and Miguel C. Maxwell as syndics, and Miguel R. Armando, Alejandro H. Massa and Jorge Di Belli as alternate syndics with the following voting results:

Affirmative votes	775,166,497	98.71%
Abstentions	10,137,565	1.29%
Negative votes	4,200	0.00%

10. Compensation of the accountant who certify the Financial Statements for the fiscal year 2001 and designation of the accountant and alternate accountant to certify the Financial Statements for the fiscal year 2002.

It was fixed the compensation of the accountant who certified the Financial Statements for the fiscal year 2001 in the sum of Ps. 29,040 and the appointment of accountant Ignacio Javier Casas Rúas and Dr. Ignacio Abel González García, of Pricewaterhouse Coopers Hartenek, López y Cía., to act as Regular and Alternate Accountant, respectively for the fiscal year 2002.

Affirmative votes	1,900,065,097	99.47%
Abstentions	10,125,565	0.53%
Negative votes	4,200	0.00%

11. Approval to take action with respect to deposits in Banco Galicia Uruguay SA, including its possible capitalization and/or transfer of rights.

Taking into account that the debtor company is a wholly-owned company by our controlled company Banco de Galicia y Buenos Aires SA, the Shareholders' Meeting authorized Grupo Financiero Galicia SA.'s Board of Directors to take the course of action that it may deem more appropriate with respect to deposits placed in Banco Galicia Uruguay SA. This solution may consist of such deposits' capitalization in exchange for shares of the latter company, or the transfer of said deposits to Banco de Galicia y Buenos Aires SA, or any other course of action that it may deem appropriate. In both cases, for the amounts agreed and adjusted to their actual value.
Voting results were as follows:

Affirmative votes	1,900,053,747	99.47%
Abstentions	10,136,915	0.53%
Negative votes	4,200	0.00%

Grupo Financiero | **Galicia**

FOR IMMEDIATE RELEASE

For more information contact:

Jorge Scarinci, CFA
VP Investor Relations
Telefax: (011) (5411) 4343-7528
jscarinci@gfgsa.com

GRUPO FINANCIERO GALICIA ANNOUNCES A NEW BOARD OF DIRECTORS FOR BANCO GALICIA

(Buenos Aires, Argentina, June 10, 2002) - Grupo Financiero Galicia S.A. ("Grupo Galicia") (BCBA: GGAL, NASDAQ: GGAL) today announced that Banco de Galicia named an entirely new professional Board of Directors.

The Ordinary Shareholders' Meeting held on June 6, 2002, according to the announcement opportunely made, and in order to integrate a totally professional management team, appointed a new Board of Directors specialized in banking and finance.

It added to the traditional directors of extensive background at the Bank (Accountants Eduardo Arrobas, Daniel Llambías and Antonio Garcés), Mrs. Juan M. Etchegoyhen, Federico Miguel Caparrós Bosch and Jorge M. Grouman.

The new Board is completed with the appointment, as alternate directors, of Mrs. Luis María Ribaya, Guillermo Laje, Juan Carlos Fossatti, Mariano Garda Olaciregui and Sergio Grinenco.

Background of Banco Galicia's New Directors

Juan M. Etchegoyhen
He obtained a degree in Business Administration at the Universidad Católica Argentina. He served in different roles at Roberts S.A. de Finanzas (from 1971 to 1976), Banco Roberts S.A. (1977-1991), Banco Shaw (from 1992-1995) where he served as Chief Financial Officer, the Banco Central de la República Argentina (1995-1998) where he acted as Director and at Banco Surinvest S.A. (Uruguay, from 1999-2002) where he served as President.

Jorge M. Grouman
He obtained a degree in National Public Accounting at the Universidad de Buenos Aires. He served in different roles at International Standard Brands (from 1975 to 1979), The Chase Manhattan Bank (1979-1992) where he was promoted to Vice President, Latin America Financial Controller, New York, and at the Fleet Boston Financial (1993-2001) where he served as Chief Financial Officer, Southern Cone Region.

Federico Miguel Caparrós Bosch
He received a law degree at the Universidad de Buenos Aires and with postgraduate degrees obtained at the Georgetown University (U.S.A) and at The University of Chicago (U.S.A). He acted as director at the Banco Central de la República Argentina and the Comisión Nacional de Valores.

Grupo Financiero | **Galicia**

(4)

FOR IMMEDIATE RELEASE

For more information contact:

Jorge Scarinci, CFA
VP Investor Relations
Telefax: (011) (5411) 4343-7528
jscarinci@gfgsa.com

GRUPO FINANCIERO GALICIA ANNOUNCES BANCO GALICIA'S FOREIGN DEBT RESTRUCTURING

(Buenos Aires, Argentina, June 13, 2002) - Grupo Financiero Galicia S.A. ("Grupo Galicia") (BCBA: GGAL, NASDAQ: GGAL) announces that Banco Galicia (BG) has initiated a foreign debt restructuring process.

Argentina is facing a severe political and economic crisis mainly due to its default on international obligations, an unprecedented devaluation and an asymmetric pesification.
In this context, a large number of major companies and domestic banks have decided to face a foreign debt restructuring process.

Consequently, BG has initiated a foreign debt rescheduling process in the context of its Capitalization and Liquidity Plan, which has been approved by the Argentine Central Bank. For this proposal, BG has hired Salomon-Smith Barney Investment Bank, with which has decided to work on an orderly restructuring of the bank's debt profile in order to be satisfactory to all investors.

As a result, BG's foreign debt payments have been deferred until its final rescheduling, such is the case of the interest payment of the 9% Negotiable Obligation (due in 2003) and the interest and amortization payments of the Negotiable Obligations Series 4 and 5 launched under the Global Program of U$S 1 billion.

Grupo Financiero | **Galicia**



FOR IMMEDIATE RELEASE

For more information contact:

Jorge Scarinci, CFA
VP Investor Relations
Telefax: (011) (5411) 4343-7528
jscarinci@gfgsa.com

GRUPO FINANCIERO GALICIA ANNOUNCES BANCO GALICIA URUGUAY'S DEPOSITS RESCHEDULING PROPOSAL

(Buenos Aires, Argentina, June 13, 2002) - Grupo Financiero Galicia S.A. ("Grupo Galicia") (BCBA: GGAL, NASDAQ: GGAL) announced that on June 12, 2002 Banco Galicia Uruguay (BGU) defined a rescheduling proposal for 100% of its deposits.

The repayment will be in dollars, in a nine-year term, with an initial cash payment of 3% to each depositor, with annual amortizations, and a payment acceleration clause in the case that BGU improves its cash flow and Argentina improves its macroeconomic situation. The proposal includes the capitalization of US$ 43 million on time deposits owed to Grupo Financiero Galicia.

BGU's objectives are to return 100% of the deposits, in their original currency, to compensate with an interest rate to be applied on balances, and to keep the institution operating.

Consequently, starting with a 3% cash payment to each depositor, BGU is proposing a menu of options with the following payment instruments: 1. Transferable Time Deposit Certificate, and 2. Negotiable Obligations issued by the Bank. Both options have the same economic conditions as follows: 9-year maturity, nine consecutive annual amortization payments, the first two payments of 15%, and the following seven of 10% each, with a 2% annual fixed interest rate on balances.

These Negotiable Obligations in an amount of up to US$ 980 million and will be quoted in the secondary market, giving the depositor an instrument to trade and obtain liquidity, if desired, and satisfy their particular needs.
Additionally, the Negotiable Obligations can be used to cancel debts with BGU contracted prior to February 13, 2002. The cancellation of debt will be subject to the BGU's approval.

Acceleration clause

The proposal defined by BGU's authorities, take into account the possibility of an improvement in the Argentine financial situation. This situation would accelerate the deposit repayment, increasing the amortization percentage of the Transferable Time Deposit Certificates and the Negotiable Obligations, in identical conditions for each one of the two options.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO FINANCIERO GALICIA S.A.
(Registrant)



Date: June 18, 2002

By: ____________________
Name: FEDERICO BRAUN
Title: VICE CHAIRMAN